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                                                                       EXHIBIT 7


                             CODE OF ETHICAL CONDUCT


AEterna Laboratories Inc. ("AEterna") and all of the directors, officers and employees of AEterna and its subsidiaries (collectively with AEterna, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

Accordingly, the Board of Directors of AEterna has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, AEterna's principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.

This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask to the Corporate Secretary of AEterna (the "Compliance Officer"). Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Compliance Officer and ask for help.

Nothing in this Code of Ethical Conduct should be construed as changing the at will employment relationship between the Company and its employees.

POLICIES AND PRACTICE

GENERAL CONDUCT; CONFLICTS OF INTEREST

You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company.


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You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied. You must report to the Compliance Officer any interest or relationship that you believe might compromise or appear to compromise your duty of loyalty to the Company or otherwise might present conflict of interest concerns. In addition, if you become aware of any conflict of interest on the part of anyone else at the Company, you must report it to the Compliance Officer.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which AEterna's securities are listed.

PUBLIC DISCLOSURE; CONFIDENTIALITY OF NON-PUBLIC INFORMATION

As a public company, AEterna must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that AEterna files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by AEterna.

Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

COMPLIANCE WITH THIS CODE OF ETHICAL CONDUCT

All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct. In addition, you will be required to certify in writing that you (i) received a copy of this Code of Ethical Conduct, (ii) have read and understand this Code of Ethical Conduct, including your duty to report violations or other questionable conduct, and (ii) have complied with, and will continue to comply with, this Code of Ethical Conduct. The required certification form is attached to this Code of Ethical Conduct. Please sign it and return it to the Compliance Officer.

The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.



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DUTY TO REPORT VIOLATIONS OF THIS CODE OF ETHICAL CONDUCT; NO RETALIATION

If you reasonably believe that anyone connected with the Company may have, or is about to, violate this Code of Ethical Conduct, you must promptly bring the matter to the attention of the Compliance Officer. If you do not believe that talking to the Compliance Officer is appropriate or if it does not result in a response with which you are comfortable, then you should contact any of AEterna's executive officers or any member of AEterna's Board of Directors. If requested, the Company will keep your name confidential except as required by applicable law.

Failure to report a known violation of this Code of Ethical Conduct is itself a violation of this Code of Ethical Conduct and may result in disciplinary measures.

If you have questions or concerns regarding accounting or auditing matters, then, in addition to the reporting procedures described above, you may also confidentially and anonymously submit such questions or concerns to the Audit Committee of the Board of Directors of AEterna.

The Company will not tolerate retaliation of any kind against any person whom in good faith reports to the Company potential issues relating to violations of this Code of Ethical Conduct. Any director, officer or employee of the Company who commits such retaliation will be subject to disciplinary measures. If you believe that you have been penalized, discharged, disciplined or otherwise penalized for reporting a violation in good faith, you should immediately report that belief in accordance with the reporting procedures described above.

DISCIPLINARY ACTIONS

The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated under the Compliance Officer's supervision, in such manner as the Compliance Officer finds appropriate. You are expected to cooperate in the investigation of reported violations. The Compliance Officer has the power to monitor, make determinations, and recommend action to the Board of Directors of AEterna with respect to violations of this Code of Ethical Conduct.

Violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand;
(ii) probation; (iii) suspension; (iv) salary reduction; (v) bonus reduction or elimination; (vi) demotion; or (vii) termination.

In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

WAIVERS OF ANY PROVISION OF THIS CODE OF ETHICAL CONDUCT

Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Compliance Officer. The Board of Directors of AEterna must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of AEterna. Waivers of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company (other than a person who is a director or executive officer of AEterna) may be made by the Compliance Officer.

AEterna is required to publicly disclose any waivers granted to a director or executive officer of AEterna, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act


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of 1934, as amended,  and the relevant  rules,  if any, of any stock exchanges and quotation systems on which AEterna's securities are listed.

AMENDMENTS TO THIS CODE OF ETHICAL CONDUCT

The Board of Directors of AEterna may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct and may require each director, officer and employee of the Company to execute a new Certification.


Adopted and approved by the Board of Directors on March 29, 2004.